FILE NO. 82-35053

ING

LAW DEPARTMENT

RECEIVED

2007 JAN 26 A 10:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020574

January 25, 2007

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: ING Canada Inc. – File No. 82-35053

Dear Sir or Madam:

Further to the exemption under Rule 12g3-2(b) granted to ING Canada Inc., we are enclosing the following documents:

- Press release issued by ING Canada Inc. on January 16, 2007
- Material Change Report dated January 23, 2007

Both documents were filed by ING Canada Inc. with the provincial and territorial securities commissions of Canada on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") on January 16, 2007 and January 23, 2007 respectively.

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at (514) 985-7111, ext. 8367.

Very truly yours,

Danistan Saverimuthu
Legal Counsel
ING Canada Inc.

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

(Enclosures)

cc: Francoise Guenette
Senior Vice President, Corporate and Legal Services
ING Canada Inc.

Chantal Denommée
Vice-President, Legal Affairs and Compliance
ING Canada Inc.

dlw 1/29

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

82-35053

ING

NEWS RELEASE

Tuesday, January 16, 2007 – Toronto, ON

ING Canada Announces Executive Changes

ING Canada (TSX: IIC) announced today the following senior executive changes to reinforce the quality of execution in its core insurance business units. These changes are effective immediately.

Mr. Charles Brindamour is appointed to the newly created position of Chief Operating Officer of ING Canada. In his new role, Mr. Brindamour will be responsible for all of ING Canada's insurance operations. Mr. Brindamour, who joined ING fifteen years ago, has held a number of executive positions with ING in Canada and Europe and was most recently an Executive Vice President of ING Canada

Mr. Derek Iles, is appointed President of ING Insurance, ING Canada's subsidiary responsible for the sale of insurance products and services through independent brokers across the country. Mr. Iles, joined ING in 1991 and is currently Executive Vice-President for ING operations in Ontario and the Western Provinces. He will report to Mr. Brindamour.

Mr. Don Lough, a member of ING Canada's executive team, has elected to retire in April 2007 after a 17-year career with ING, where he held a number of executive positions. Mr. Jacques Valotaire, who is Executive Vice-President responsible for insurance operations in Quebec and the Atlantic provinces as well as for ING Canada's direct marketing insurance subsidiary, will also retire after a 16-year career with ING.

According to Claude Dussault, President and CEO of ING Canada, "we have been successful as an organization. This new structure will enable us to further leverage our competitive advantages to maintain and expand our market leadership position. I would also like to express my sincere thanks to Mr. Lough and Valotaire for their outstanding contribution to the development of our organization over the years. "

About ING Canada and ING Insurance
ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries. ING Insurance is Canada's largest property and casualty insurance company. It offers its products through a network of 2,800 independent insurance brokers.

Media enquiries:
Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com

82-35053

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

ING Canada Inc.
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

2. Date of Material Change:

January 16, 2007

3. News Release:

ING Canada Inc. issued a press release on January 16, 2007 through the facilities of Canada NewsWire.

4. Summary of Material Change:

On January 16, 2007, ING Canada announced the appointment of Charles Brindamour to the newly created post of Chief Operating Officer of ING Canada. Derek Iles has been appointed as President of ING Insurance and will report to Mr. Brindamour. Don Lough, an Executive Vice-President of ING Canada, will retire in April 2007. Jacques Valotaire, an Executive Vice-President of ING Canada, will also retire. The changes are effective immediately.

5. Full Description of Material Change:

Please refer to the press release dated January 16, 2007, attached hereto, which is incorporated by reference in this report and is available on SEDAR at www.sedar.com.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. <u>Executive Officer</u>:

For further information regarding this Material Change Report, contact Françoise Guénette, Senior Vice-President, Corporate and Legal Services, and Secretary at (416) 341-1464, ext. 45140.

9. <u>Date of Report</u>:

January 23, 2007

ING

NEWS RELEASE

Tuesday, January 16, 2007 – Toronto, ON

ING Canada Announces Executive Changes

ING Canada (TSX: IIC) announced today the following senior executive changes to reinforce the quality of execution in its core insurance business units. These changes are effective immediately.

Mr. Charles Brindamour is appointed to the newly created position of Chief Operating Officer of ING Canada. In his new role, Mr. Brindamour will be responsible for all of ING Canada's insurance operations. Mr. Brindamour, who joined ING fifteen years ago, has held a number of executive positions with ING in Canada and Europe and was most recently an Executive Vice President of ING Canada

Mr. Derek Iles, is appointed President of ING Insurance, ING Canada's subsidiary responsible for the sale of insurance products and services through independent brokers across the country. Mr. Iles, joined ING in 1991 and is currently Executive Vice-President for ING operations in Ontario and the Western Provinces. He will report to Mr. Brindamour.

Mr. Don Lough, a member of ING Canada's executive team, has elected to retire in April 2007 after a 17-year career with ING, where he held a number of executive positions. Mr. Jacques Valotaire, who is Executive Vice-President responsible for insurance operations in Quebec and the Atlantic provinces as well as for ING Canada's direct marketing insurance subsidiary, will also retire after a 16-year career with ING.

According to Claude Dussault, President and CEO of ING Canada, "we have been successful as an organization. This new structure will enable us to further leverage our competitive advantages to maintain and expand our market leadership position. I would also like to express my sincere thanks to Mr. Lough and Valotaire for their outstanding contribution to the development of our organization over the years. "

About ING Canada and ING Insurance

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries. ING Insurance is Canada's largest property and casualty insurance company. It offers its products through a network of 2,800 independent insurance brokers.

Media enquiries:
Bryan Seaton – Manager, External Communications
416 341-1464 ext. 43142
bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations
416 941-5181
brian.lynch@ingcanada.com